UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
January 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Publication of Final Terms 1 December 2008
Exhibit No. 2	Publication of Information Memorandum 2 December 2008
Exhibit No. 3	Chris Lucas speaks at Paris investor conference 3 December 2008
Exhibit No. 4	Publication of Final Terms 3 December 2008
Exhibit No. 5	Additional Listing 5 December 2008
Exhibit No. 6	Publication of Final Terms 5 December 2008
Exhibit No. 7	FRN Variable Rate Fix 5 December 2008
Exhibit No. 8	Publication of Final Terms 8 December 2008
Exhibit No. 9	FRN Variable Rate Fix 9 December 2008
Exhibit No. 10	FRN Variable Rate Fix 9 December 2008
Exhibit No. 11	Publication of Final Terms 12 December 2008
Exhibit No. 12	FRN Variable Rate Fix 12 December 2008
Exhibit No. 13	FRN Variable Rate Fix 15 December 2008
Exhibit No. 14	FRN Variable Rate Fix 16 December 2008
Exhibit No. 15	FRN Variable Rate Fix 16 December 2008
Exhibit No. 16	FRN Variable Rate Fix 16 December 2008
Exhibit No. 17	FRN Variable Rate Fix 16 December 2008
Exhibit No. 18	Partial Early Repurchase 17 December 2008
Exhibit No. 19	Publication of Final Terms 18 December 2008
Exhibit No. 20	FRN Variable Rate Fix 18 December 2008
Exhibit No. 21	FRN Variable Rate Fix 18 December 2008
Exhibit No. 22	FRN Variable Rate Fix 19 December 2008
Exhibit No. 23	Publication of Final Terms 22 December 2008
Exhibit No. 24	FRN Variable Rate Fix 23 December 2008
Exhibit No. 25	FRN Variable Rate Fix 30 December 2008
Exhibit No. 26	FRN Variable Rate Fix 30 December 2008
Exhibit No. 27	Total Voting Rights 31 December 2008

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: 2 January, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: 2 January, 2009
                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No. 1

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of EUR 1,500,000,000 Floating Rate Guaranteed Notes due November 2011 under the Barclays PLC and Barclays Bank PLC £30,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3148J_1-2008-12-1.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London
E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum dated 20 October 2008 for the Barclays PLC and Barclays Bank PLC £30,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 2

Publication of Information Memorandum

The following information memorandum supplement is available for viewing:

Information Memorandum Supplement dated 2 December 2008 for the Barclays PLC and Barclays Bank PLC £30,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4098J_1-2008-12-2.pdf

For further information, please contact

Barclays Treasury

1 Churchill Place

Canary Wharf
London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Information Memorandum may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Information Memorandum is not addressed. Prior to relying on the information contained in the Information Memorandum you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued pursuant to the Information Memorandum have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 3
03 December 2008
BARCLAYS PLC

Chris Lucas speaks at Paris investor conference

Chris Lucas, Group Finance Director of Barclays PLC, will today speak at the Société Générale Premium Review Conference in Paris.

A copy of Mr Lucas's remarks, which contain no material new information, will be available for viewing from later today in the investor relations section of the Barclays Group website.

-ENDS-
For further information please contact:

Investor Relations                                        Media Relations
Mark Merson                                                Howell James
+44 (0) 20 7116 5752                                     +44 (0) 20 7116 6060

John McIvor                                                 Alistair Smith
+44 (0) 20 7116 2929                                     +44 (0) 20 7116 6132

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the United States, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 150,000 people. Barclays moves, lends, invests and protects money for over 42 million customers and clients worldwide. For further information about Barclays, please visit our website

www.barclays.com

Exhibit No. 4
Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of GBP 1,500,000,000 Floating Rate Guaranteed Notes due December 2011 under the Barclays PLC and Barclays Bank PLC £30,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4913J_1-2008-12-3.pdf

For further information, please contact

Barclays Treasury

1 Churchill Place

Canary Wharf
London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum dated 20 October 2008 for the Barclays PLC and Barclays Bank PLC £30,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 5
Application has been made to The UK Listing Authority and The London Stock Exchange for a block listing of 15,000,000 Ordinary shares of 25p each under the Barclays Group Share Incentive Plan, to trade on The London Stock Exchange and to be admitted to The Official List. The shares shall rank equally with the existing issued shares of the Company.

Exhibit No. 6

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of USD 2,000,000,000 Floating Rate Guaranteed Notes due December 2011 under the Barclays PLC and Barclays Bank PLC £30,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6163J_1-2008-12-5.pdf

For further information, please contact

Barclays Treasury

1 Churchill Place

Canary Wharf
London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum dated 20 October 2008 for the Barclays PLC and Barclays Bank PLC £30,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 7
As Agent Bank, please be advised of the following rate determined on:   04-Dec-2008
Issue                                                                                      Barclays Bank Plc - Series 153
                                                                                               CZK 1,500,000,000.00 FRN Due Mar-2010
ISIN Number                                                                        XS0213909335
Common Code / 144A ISIN
Issue Nomin CZK                                                               1,500,000,000.00
Period                                                                                   08-Dec-2008 to 09-Mar-2009 Payment Date 09-Mar-2009
Number of Days                                                                 91
Rate

4.08
Denomination CZK                                                           1,000,000.00
Amount Payable per Denomination

10,313.33
Bank of New York
Rate Fix Desk                                                                                                         Telephone  44 1202 689580
Corporate Trust Services                                                                                     Facsimile  44 1202 689601

Exhibit No. 8

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of GBP 150,000,000 2.505 per cent. Fixed Rate Guaranteed Notes due 2010 under the Barclays PLC and Barclays Bank PLC £30,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7327J_1-2008-12-8.pdf

For further information, please contact

Barclays Treasury

1 Churchill Place

Canary Wharf
London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum dated 20 October 2008 for the Barclays PLC and Barclays Bank PLC £30,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 9
Re:                                                                                         WOOLWICH
                                                                                               GBP 55000000
                                                                                               MATURING: 07-Dec-2009
                                                                                               ISIN: XS0098120677

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
08-Dec-2008 TO 09-Mar-2009 HAS BEEN FIXED AT 3.465000 PCT

DAY BASIS: ACTUAL/365(PROP)

INTEREST PAYABLE VALUE 09-Mar-2009 WILL AMOUNT TO:
GBP 863.25 PER GBP 100000 DENOMINATION

Exhibit No. 10
As Agent Bank, please be advised of the following rate determined on:        09-Dec-2008
Issue

Barclays Bank Plc - Series 155
                                                                     USD 500,000,000.00 Callable Subordinated FRN Due 2017
ISIN Number                                              XS0229313696
Common Code / 144A ISIN
Issue Nomin USD                                     500,000,000.00
Period

11-Dec-2008 to 11-Mar-2009 Payment Date 11-Mar-2009
Number of Days                                        90
Rate

2.36375
Denomination USD                                 1,000.00                  10,000.00                  100,000.00

Amount Payable per Denomination

5.91 Pok                 59.09                         590.94

Bank of New York
Rate Fix Desk                                                                                          Telephone 44 1202 689580
Corporate Trust Services                                                                      Facsimile   44 1202 689601

Exhibit No. 11

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of GBP 110,000,000 Floating Rate Guaranteed Notes due 2009 under the Barclays PLC and Barclays Bank PLC £30,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0725K_1-2008-12-12.pdf

For further information, please contact

Barclays Treasury

1 Churchill Place

Canary Wharf
London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum dated 20 October 2008 for the Barclays PLC and Barclays Bank PLC £30,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 12

Re:                                                                           BARCLAYS BANK PLC.
                                                                                GBP 2,000,000,000.00
                                                                                MATURING: 16-May-2018
                                                                                ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Dec-2008 TO 16-Jan-2009 HAS BEEN FIXED AT 3.046250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Jan-2009 WILL AMOUNT TO:
GBP 129.36 PER GBP 50,000.00 DENOMINATION

Exhibit No. 13

As Agent Bank, please be advised of the following rate determined on:       15-Dec-2008
Issue

Barclays Bank Plc - Series 114
                                                                           GBP 44,000,000.00 Callable Subordinated FRN Due Mar-2012
ISIN Number                                                    XS0144725255
Common Code / 144A ISIN
Issue Nomin GBP                                            44,000,000.00
Period                                                               15-Dec-2008 to 16-Mar-2009 Payment Date 16-Mar-2009
Number of Days                                              91
Rate                                                                   3.5325
Denomination GBP                                         100,000.00
Amount Payable per Denomination             880.26

Bank of New York
Rate Fix Desk                                                                                Telephone 44 1202 689580
Corporate Trust Services                                                            Facsimile   44 1202 689601

Exhibit No. 14

Re:                                                                                   BARCLAYS BANK PLC.
                                                                                        GBP 1,000,000,000.00
                                                                                        MATURING: 16-Jun-2011
                                                                                        ISIN: XS0372547975

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Dec-2008 TO 16-Jan-2009 HAS BEEN FIXED AT 2.880000 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Jan-2009 WILL AMOUNT TO:
GBP 122.30 PER GBP 50,000.00 DENOMINATION

Exhibit No. 15

Re:                                                                                 BARCLAYS BANK PLC.
                                                                                      GBP 1,000,000,000.00
                                                                                      MATURING: 16-Dec-2011
                                                                                      ISIN: XS0372548197

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Dec-2008 TO 16-Jan-2009 HAS BEEN FIXED AT 2.930000 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Jan-2009 WILL AMOUNT TO:
GBP 124.42 PER GBP 50,000.00 DENOMINATION

Exhibit No. 16
Re:                                                                                      BARCLAYS BANK PLC.
                                                                                           GBP 1,600,000,000.00
                                                                                           MATURING: 16-Nov-2018
                                                                                           ISIN: XS0398796895

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Dec-2008 TO 16-Jan-2009 HAS BEEN FIXED AT 2.980000 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Jan-2009 WILL AMOUNT TO:
GBP 126.55 PER GBP 50,000.00 DENOMINATION

Exhibit No. 17

Re:                                                                                               BARCLAYS BANK PLC.
                                                                                                     GBP 1,000,000,000.00
                                                                                                     MATURING: 16-May-2019
                                                                                                     ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Dec-2008 TO 16-Jan-2009 HAS BEEN FIXED AT 2.980000 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Jan-2009 WILL AMOUNT TO:
GBP 126.55 PER GBP 50,000.00 DENOMINATION

Exhibit No. 18

Please be advised the following issue has been repurchased for EUR 3,536,000 on 15/12/08 Barclays - 11381 - XS0333443504 - 19 Dec 2008 - O/S NOM 5,000,000 The outstanding balance will therefore be EUR 1,464,000 Please amend your records accordingly.

Exhibit No.19

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of USD 2,000,000,000 Floating Rate Guaranteed Notes due December 2011 under the Barclays PLC and Barclays Bank PLC £30,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3884K_1-2008-12-18.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum dated  20 October 2008 for the Barclays PLC and Barclays Bank PLC £30,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 20

As Agent Bank, please be advised of the following rate determined on: 16-Dec-2008
Issue

Barclays Bank Plc - Series 145
                                                                    GBP 45,000,000.00 FRN Due 2009
ISIN Number                                             XS0188531247
Common Code / 144A ISIN
Issue Nomin GBP                                     45,000,000.00
Period                                                         16-Dec-2008 to 16-Mar-2009 Payment Date 16-Mar-2009
Number of Days                                       90
Rate

3.1475
Denomination  GBP                                 10,000.00
Amount Payable per Denomination      77.6

Bank of New York
Rate Fix Desk                                                                                           Telephone 44 1202 689580
Corporate Trust Services                                                                       Facsimile   44 1202 689601

Exhibit No. 21
As Agent Bank, please be advised of the following rate determined on: 17-Dec-2008
Issue

Barclays Bank Plc - Series 132
                                                                EUR 40,000,000.00 Subordinated FRN Due 2018
ISIN Number

XS0170401623
Common Code / 144A ISIN
Issue Nomin  EUR                                40,000,000.00
Period

19-Dec-2008 to 19-Jun-2009 Payment Date 19-Jun-2009
Number of Days                                   182
Rate

3.683
Denomination EUR                              100,000.00

Amount Payable
per Denomination
1,861.96

Bank of New York
Rate Fix Desk

Telephone 44 1202 689580
Corporate Trust Services                                                                       Facsimile   44 1202 689601

Exhibit No. 22
Issue Name:

                                        Barclays Bank PLC
Series no                                               86
                                                               EUR 100,000,000 Subordinated Floating Rate Notes due March, 2021
ISIN Code:

XS0128504421
Interest Rate:

3.595000%
Base Rate:

3.125000%
Interest Period:

22-Dec-08 to 23-Mar-09
Day Count Method:

Actual/360
Number of Days
in Period:

91
Payment Date:

23-Mar-09
Denomination:

Coupon:
----------------

----------------
10,000.00

EUR 90.87

Exhibit No. 23

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of EUR 650,000,000 3.239 per cent. Fixed Rate Guaranteed Notes due 2011 under the Barclays PLC and Barclays Bank PLC £30,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6287K_1-2008-12-22.pdf

For further information, please contact

Barclays Treasury

1 Churchill Place

Canary Wharf
London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum dated 20 October 2008 for the Barclays PLC and Barclays Bank PLC £30,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 24

As Agent Bank, please be advised of the following rate determined on: 19-Dec-2008
Issue

Barclays Bank Plc - Series 143
                                                               EUR 50,000,000.00 FRN Due 2023
ISIN Number                                        XS0183122398
Common Code / 144A ISIN
Issue Nomin                                         EUR 50,000,000.00
Period

23-Dec-2008 to 23-Mar-2009 Payment Date 23-Mar-2009
Number of Days                                  90
Rate

3.432
Denomination EUR                             10,000.00
Amount Payable
per Denomination
85.80

Bank of New York
Rate Fix Desk

Telephone 44 1202 689580
Corporate Trust Services                                             Facsimile

44 1202 689601

Exhibit No. 25

As Agent Bank, please be advised of the following rate determined on: 23-Dec-2008
Issue

Barclays Bank Plc - Series 78
                                                                     EUR 100,000,000.00 Subordinated FRN Due 2040
ISIN Number

XS0122679243
Common Code / 144A ISIN
Issue Nomin EUR                                     100,000,000.00
Period

29-Dec-2008 to 30-Mar-2009 Payment Date 30-Mar-2009
Number of Days                                       91
Rate

3.409
Denomination EUR                                  1,000,000.00
Amount Payable
per Denomination

8,617.19

Bank of New York
Rate Fix Desk

Telephone 44 1202 689580
Corporate Trust Services                                                     Facsimile 44 1202 689601

Exhibit No. 26

As Agent Bank, please be advised of the following rate determined on: 23-Dec-2008
Issue

Barclays Bank Plc - Series 146
                                                                     GBP 65,000,000.00 FRN Due 2009
ISIN Number                                              XS0194177944
Common Code / 144A ISIN
Issue Nomin GBP

65,000,000.00
Period

23-Dec-2008 to 23-Mar-2009 Payment Date 23-Mar-2009
Number of Days

90
Rate

2.9125
Denomination GBP                                   10,000.00

Amount Payable
per Denomination

71.82

Bank of New York
Rate Fix Desk

Telephone 44 1202 689580
Corporate Trust Services                                                         Facsimile   44 1202 689601

Exhibit No. 27

31 December 2008

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of  8,371,830,617 ordinary shares with voting rights as at 30 December 2008. There are no ordinary shares held in Treasury.

The above figure (8,371,830,617) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.